

Exhibit 99.1

Mannatech Announces Results of Annual Shareholders' Meeting
Shareholders approved all proposals

(COPPELL, Texas) June 10, 2011 – <u>Mannatech, Incorporated</u> (NASDAQ: <u>MTEX</u>) announced that its shareholders passed both proposals put to a vote at the company's annual shareholder meeting held Thursday, June 9, 2011.

Mannatech's Co-CEO's Dr. Robert Sinnott and Stephen Fenstermacher spoke to the shareholders sharing the company's perspective on 2010. Dr. Sinnott provided insight into key strategic initiatives for the company for 2011. Mr. Fenstermacher discussed the company's results related to Mannatech's operations for 2010 and for the first quarter of 2011. Chairman of the Board J. Stanley Fredrick provided opening remarks.

There were 26,490,466 outstanding shares of Mannatech's common stock as of April 15, 2011 entitled to vote and 21,615,979 shares, or 81.6%, represented at the meeting, either in person or by proxy.

Shareholders voting in person or by proxy approved Mannatech's proposal to elect Alan D. Kennedy and Robert A. Toth to its Board of Directors as Class III Directors. Each of the two nominees for director received at least 66.9% of shares voted at the meeting.

Shareholders voting in person or by proxy and representing approximately 99.6% of shares voted at the meeting, ratified the appointment of Mannatech's independent registered public accounting firm, BDO USA, LLP, for Mannatech's fiscal year ended December 31, 2011.

About Mannatech
Mannatech, Incorporated, develops high-quality health, weight and fitness, and skin care products that are based on the solid foundation of nutritional science and development standards. Mannatech is dedicated to its platform of Social Entrepreneurship based on the foundation of promoting, aiding and optimizing nutrition where it is needed most around the world. Mannatech's proprietary products are available through independent sales Associates around the globe including the United States, Canada, South Africa, Australia, New Zealand, Austria, Denmark, Germany, Norway, Sweden, the Netherlands, the United Kingdom, Japan, Taiwan, Singapore, the Republic of Korea and Mexico. For more information, visit <u>Mannatech.com</u>.

Please note: This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by use of phrases or terminology such as "intend" or other similar words or the negative of such terminology. Similarly, descriptions of Mannatech's objectives, strategies, plans, goals or targets

contained herein are also considered forward-looking statements. Mannatech believes this release should be read in conjunction with all of its filings with the United States Securities and Exchange Commission and cautions its readers that these forward-looking statements are subject to certain events, risks, uncertainties and other factors. Some of these factors include, among others, Mannatech's inability to attract and retain Associates and Members, increases in competition, litigation, regulatory changes and its planned growth into new international markets. Although Mannatech believes that the expectations, statements and assumptions reflected in these forward-looking statements are reasonable, it cautions readers to always consider all of the risk factors and any other cautionary statements carefully in evaluating each forward-looking statement in this release, as well as those set forth in its latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q, and other filings filed with the United States Securities and Exchange Commission, including its current reports on Form 8-K. All of the forward-looking statements contained herein speak only as of the date of this release.

Contact Information:
Tatiana Morosyuk
Executive Director, Financial Reporting
972-471-6512
ir@mannatech.com
www.mannatech.com

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